

April 26, 2011

<u>Via E-mail</u>
John Paulsen
Chief Executive Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re: Rotate Black, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 4, 2011**
> **File No. 333-44315**

Dear Mr. Paulsen:

   We issued comments to you on the above captioned filing on February 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 6, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us May 6, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief